SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 3 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

[redacted]

10028465

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-5727

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLANNED FINANCIAL PROGRAMS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

734 Walt Whitman Road
(No. and Street)

Melville, New York 11747
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey S. Eisman 631-423-8800
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kass & Jaffe, P.C.
(Name - *if individual, state last, first, middle name*)

1025 Westchester Avenue - White Plains, NY 10604
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey S. Eisman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planned Financial Programs, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

COLLEEN KOVACS
Notary Public, State of New York
No. 01KO5036849, Suffolk County
Commission Expires Dec. 12, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNED FINANCIAL PROGRAMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

PLANNED FINANCIAL PROGRAMS, INC.

DECEMBER 31, 2009

TABLE OF CONTENTS

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

INDEPENDENT AUDITORS' REPORT

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

We have audited the accompanying balance sheet of Planned Financial Programs, Inc., as of December 31, 2009 and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planned Financial Programs, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Kass & Jaffe

February 26, 2010
White Plains, New York

PLANNED FINANCIAL PROGRAMS, INC.

BALANCE SHEET
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS	
Cash and equivalents	$ 15,426
Commissions receivable	42,646
Other current assets	3,631
TOTAL ASSETS	$ 61,703

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 5,591
STOCKHOLDER'S EQUITY	
Capital stock (no par value, 200 shares authorized, 100 shares issued and outstanding)	5,000
Retained earnings	51,112
TOTAL STOCKHOLDER'S EQUITY	56,112
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 61,703

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2009

INCOME	
Commissions	$ 248,715
Less - commission expenses	36,747
TOTAL INCOME	211,968
OPERATING EXPENSES	
Officers' salaries	96,167
Other salary	46,566
Payroll taxes and benefits	15,861
Rent	21,091
Professional fees	10,330
Postage and office	7,486
Telephone and utilities	5,019
Subscriptions and dues	1,972
Insurance	1,895
Computer expenses	2,300
Miscellaneous	749
TOTAL OPERATING EXPENSES	209,436
INCOME (LOSS) FROM OPERATIONS	2,532
OTHER INCOME	
Dividends and interest	24
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	2,556
PROVISIONS FOR INCOME TAXES	
State Income Taxes	175
NET (LOSS) INCOME	2,381
RETAINED EARNINGS - Beginning	48,731
LESS DISTRIBUTIONS	(0)
RETAINED EARNINGS - Ending	$ 51,112

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Stockholder's equity - December 31, 2008	$ 48,731
Net income (loss) - Year ended December 31, 2009	2,381
Distributions	(0)
STOCKHOLDER'S EQUITY - DECEMBER 31, 2009	$ 51,112

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ 2,381
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:	
(Increase) decrease in commissions receivable	(11,838)
(Increase) decrease in other current assets	(1,836)
Increase (decrease) in accrued expenses	1,782
TOTAL ADJUSTMENTS TO NET INCOME	(11,892
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(9,511)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,511)
CASH AND EQUIVALENTS - BEGINNING	24,737
CASH AND EQUIVALENTS - ENDING	$ 15,426

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:	
Interest	$ -0-
Taxes	$ 175

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Planned Financial Programs, Inc. was incorporated in August of 1991. The Company's primary source of income is from commissions on the sale of mutual funds and variable annuities.

Use of Estimates

The Company prepares their financial statements using generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments that are readily convertible to known amounts of cash and are so near to their maturity that they present an insignificant risk of changes in value because of changes in interest rates to be cash equivalents.

Income Taxes

The Company has elected to file its corporate income tax returns under the appropriate "S" Corporation provision of the Federal and State laws and, therefore, incurs no Federal income tax and only minimal State Franchise tax on its taxable income. Instead the shareholders are liable for individual taxes on their respective shares of the Company's taxable income.

Concentrations

The Company received 82% of its commissions from four brokerage firms.

Allowance for Doubtful Receivables

The Company has no allowance for commissions' receivable. It considers commissions receivable to be fully collectible within one year.

NOTE 2 - COMMITMENT

The Company entered into a lease for its office space which expires on February 28, 2010. The lease is expected to be extended. As of December 31, 2009, the future minimum rental commitment for non-cancelable operating lease is as follows:

Year ending December 31, 2009	$ 3,590

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

Our report on our audit of the basic financial statements of Planned Financial Programs, Inc. for 2009 appears on page 1. That audit was made for purposes of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kass & Jaffe

White Plains, New York
February 26, 2010

PLANNED FINANCIAL PROGRAMS, INC.

COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2009

Cash in banks			$ 15,426
Sundry assets			42,646
Total Assets			61,703
Less - current liabilities			(5,591)
Net capital before haircuts on securities			56,112
Haircuts			
Other securities			-0-
Undue concentration			-0-
Net Capital			56,112
Statutory net capital requirement		$ 5,000	
Aggregate indebtedness	$ 5,591		
Aggregate indebtedness net capital requirements		$ 374	
Higher of net capital requirements			(5,000)
Excess net capital			$ 51,112

See accompanying notes and independent auditors' report.

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

We have examined the answers to the financial questionnaire to be filed with the Securities and Exchange Commission, Form X-17A-5 by Planned Financial Programs, Inc. as of December 31, 2009. Our examination was made in accordance with generally accepted auditing standards in the United States of America and, accordingly, included a review of the internal accounting control and of safeguarding customers' securities, and such other tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying answers to the financial questionnaire present fairly the financial position of Planned Financial Programs, Inc. at December 31, 2009 in conformity with generally accepted accounting principles in the United States of America applied on basis consistent with that of the preceding year.

Kass & Jaffe

February 26, 2010
White Plains, New York

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

March 1, 2010

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Securities and Exchange Commission
233 Broadway
New York, New York 10279

FINRA
9509 Key West Avenue - 5rd Floor
Rockville, Maryland 20850
Att: Eleanor M. Sabalbaro

We have examined the financial statement of Planned Financial Programs, Inc., for the year ended December 31, 2009 and have issued our report thereon dated February 26, 2010. As a part of our examination, we made a study and evaluation of the Company's system of internal controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States of America and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the Company in making periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the reserve required by Rule 15c3-(e).

In our opinion, there are no material inadequacies in the internal control of Planned Financial Programs, Inc. as of December 31, 2009.

Very truly yours,

Kass & Jaffe

KASS & JAFFE, P.C.
Certified Public Accountants
White Plains, New York